FRIENDS PROVIDENT

File number 82 - 524

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

03 FEB 25 AM 7:21

82-34640

Securities and Exchange Commissi[redacted]
Office of International Corporate Fi
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

03007378

9 January 2003

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 19th December 2002 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

9th January 2003 Filing of Documents with UKLA

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Enc.

dlw 3/18

RNS The company news service from the London Stock Exchange

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Company	Friends Provident PLC
TIDM	FP.
Headline	Filing of documents with UKLA
Released	13:26 9 Jan 2003
Number	9696F

Filing of Deeds

Funding Deed relating to the Friends Provident plc Qualifying Employee Share Trust and the Trust Deed relating to the Friends Provident Qualifying Employee Share Ownership Trust both between Friends Provident plc and Friends Provident Employee Share Trust Company Limited.

Copies of the above documents have been submitted to the UKLA, and are available for inspection at the UKLA's Document Viewing Facility, which is situated at:
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. 020 7676 1000

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